

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2012

Via E-mail

Nicholas S. Schorsch
Chief Executive Officer and Chairman of the Board
American Realty Capital Trust IV, Inc.
405 Park Avenue
New York, NY 10022

> **Re:** **American Realty Capital Trust IV, Inc.**
> **Registration Statement on Form S-11**
> **Filed March 22, 2012**
> **File No. 333-180274**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that, once you begin to determine your NAV, investors who seek to purchase or redeem prior to 4:00 p.m. on the day you determine NAV will receive the previous quarter's price and those who submit their requests after, will receive the next quarter's price. Please advise us how you will communicate to an investor on the pricing day that the purchase price will be determined after the investment decision and may be materially different than the price at the time of the investment decision.

Nicholas S. Schorsch
Chief Executive Officer and Chairman of the Board
American Realty Capital Trust IV, Inc.
April 19, 2012
Page 2

2.	Please review your disclosure and ensure that it is consistent throughout. For example only, we note that on page 2, you state that you intend to begin a liquidity event in three to five years after the offering. However, on page 9 and elsewhere, you state that you intend to begin a liquidity event in three to six years. We also note discrepancies in the number of programs sponsored, the amount of leverage they may incur, and the year you were incorporated.

Cover Page

3.	Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

4.	Please add a cover page and summary risk factor relating to the competing time demands imposed on the sponsor by all the other public programs it is currently managing.

5.	Please clarify that the shares sold pursuant to the dividend reinvestment plan will also be based on your net asset value.

Prospectus Summary, page 1

What are the fees that you will pay ..., page 11

 Operating Expenses, page 19

6.	We note that you intend to reimburse your advisor for personnel costs, unless those costs relate to acquisitions fees or real estate commissions. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

The management of multiple REITs…, page 31

7.	In this risk factor or the preceding risk factor, please identify the programs currently publicly raising proceeds for investment and the aggregate dollar amount of securities offered.

Conflicts of Interest, page 95

8.   We note your disclosure on page 96 that "ARCT III, may be in direct competition with [you] for investors or investments." We also note your disclosure on page 97 that you "do not believe that any of [your] other affiliated programs are in direct competition with [your] program." Additionally, we note that you intend to invest in retail properties, and that a number of your other programs also intend to make similar investments. Further, we note that many of your other entities are currently in the process of raising capital. Please revise to address this discrepancy as appropriate.

Funds from Operations and Modified Funds from Operations, pages 129 - 133

9.   Reference is made to Note (4) of your net loss to FFO/MFFO reconciliation. We note you have labeled your mark-to-market adjustments as non-recurring. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your note disclosure. Reference is made to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Share Repurchase Program

10.   We note your disclosure that you will not obtain appraisals for your investments. Please clarify that you will obtain appraisals when you begin calculating NAV.

Organization, Offering, and Related Costs, pages F-11 to F-12

11.   We note that organization and offering costs will be reclassified from deferred costs to stockholders' equity when you commence your offering. Please clarify how your policy for organization costs is consistent with paragraph 720-15-25-1 of FASB Accounting Standards Codification which indicates organization costs should be expensed as incurred.

Table III – Operating Results Of Public Program Properties, page A-8

12.   Reference is made to page 4 of the 10-K for Phillips Edison – ARC Shopping Center REIT, Inc. filed on March 23, 2012. It appears you have failed to present the net loss attributable to non-controlling interests for Phillips Edison – ARC Shopping Center REIT, Inc within your Table III disclosures. Please clarify.

Part II

Item33, page II-1

13.   Prior to effectiveness, please revise to provide all of the disclosure required by Item 701(d) of Regulation S-K.

Nicholas S. Schorsch
Chief Executive Officer and Chairman of the Board
American Realty Capital Trust IV, Inc.
April 19, 2012
Page 4

Exhibits

14.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Peter M. Fass, Esq. (*via e-mail*)